GMAC

Commercial Mortgage

550 California Street, 12th Floor

San Francisco, CA 94104

Tel. 415 835 9200

Fax 415 391 2949

GMAC Commercial Mortgage Company

Series 2003-C1

Annual Statement as to Compliance

For Period of May 29, 2003 through December 31, 2003

Pursuant to Section 3.13 of the Pooling and Servicing Agreement, I attest that:

(i.) A review of the activities of GMAC Commercial Mortgage as Special Servicer during May 29 through December 31, 2003, and of its performance under this Agreement, has been made under my supervision.

(ii.) To the best of my knowledge, based on such review, GMAC Commercial Mortgage as Special Servicer, has maintained an effective internal control system relating to its servicing of the Mortgage Loans serviced by it and has fulfilled in all material respects its obligations under this Agreement throughout such period. However, during the period of May 29 through December 31, 2003, GMAC Commercial Mortgage as Special Servicer did not service any Specially Serviced Mortgage Loans.

(iii.) GMAC Commercial Mortgage as Special Servicer has received no notice regarding qualifications, or challenging the status, of the Trust Fund as a REMIC or of the Grantor Trust as a "grantor trust" under the Grantor Trust Provisions from the Internal Revenue Service or any other governmental agency or body.

By: Michele Heisler Date: 3/16/04

Michele Heisler

Vice President, GMAC Commercial Mortgage Corporation